October 29, 2012

VIA EMAIL AND EDGAR

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

Re: Gas Natural Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 25, 2012
SEC File No. 001-34585

Dear Ms. Ransom:

Our responses to the comments contained in your letter of October 24, 2012 to the preliminary proxy statement filed by Gas Natural Inc. follow. For your convenience, we have repeated your comments (in italics) before our responses.

General

1. Please mark the cover page of your proxy statement to clearly identify it as “preliminary.”

Based on our prior experience, we were under the impression it was acceptable to identify the proxy statement as “preliminary” on the first page of the filing. We have revised the Schedule 14A cover page to also identify the filing as “preliminary.”

V 216.736.7215 F 216.621.6536 E cjh@kjk.com

2.      Please provide us with updated financial statements meeting the requirements of Regulation S-X required by Rule 3-05 and Article 11 or Rules 8-04 and 8-05 for John D. Marketing or tell us why you believe such information is not required. Please see Item 13 (a) and Instruction 3 to Item 14 of Schedule 14A.

One Cleveland Center 20th Floor 1375 East Ninth Street Cleveland, OH 44114-1793 216.696.8700 www.kjk.com	Pursuant to Instruction 3 of Item 14 and Item 14(c)(2) of Schedule 14A, we are updating the financial statements of John D. Marketing by including the interim financial statements required by Item 17(b)(8) of Form S-4. We do not believe that any additional disclosure is required under Rules 3-05 and 8-04 of Regulation S-X because none of the conditions specified in paragraph (b) of Rule 8-04 or referenced in paragraph (b)(2)

of Rule 3-05 exceed the 20% level as noted in the summary below:

	Investment Test	Asset test	Income Test
John D. Marketing	$7.0 million	$4.1million	$798,199
Gas Natural Inc.	$156.4million	$156.4million	$5.4million
Percentage	4.47%	2.62%	14.87%

In addition, with respect to the pro forma financial statements, as a smaller reporting company, we have complied with the requirements of Rule 8-05(b)(2) rather than Article 11 of Regulation S-X.

Interested Certain Persons Matters to Be Acted upon, page 10

3.       We note the use of placeholders for the percentage of shares currently owned by Mr. Osborne and the percentage he will own after completion of the acquisition in the first paragraph on this page. However, we note that these percentages are disclosed as 14.6% and 17.8% on page 98. Please update your disclosure accordingly. This comment also applies to the second full paragraph on page 57.

We have included the percentage of outstanding shares held by Mr. Osborne currently and after the completion of the acquisition of John D. Marketing in the sections referenced. Please note that due to a change in the number of shares outstanding as of the record date, October 17, 2012, the percentage of shares held by Mr. Osborne has been revised accordingly.

Proposal 2 — Ratification of ParenteBeard LLC as Our Independent Auditor, Page 32

Principal Accountant Firm Fees and Services, Page 32

4.       We note your disclosure that you dismissed your former independent accountant on June 3, 2011. Please expand this disclosure to provide the disclosure required by Item 304 (a)(1)(ii) and (iv) of Regulation S-K regarding opinions of your former accountant other than unqualified opinions and disagreements with your former accountant.

We have expanded our disclosure to comply with Item 301(a)(1)(ii) and (iv) of Regulation S-K.

Proposal 5 — Proposal to Approve the Acquisition of John D. Marketing, page 44

Background of the Acquisition, page 46

5.       In an appropriate place in this discussion, please disclose why the special committee decided to pursue the acquisition of the assets of John D. Marketing. Specifically, please elaborate upon the potential synergies that are referenced on page 47.

We have added additional disclosure at page 47 concerning the special committee’s rationale for pursuing the acquisition of John D. Marketing and the potential synergies of completing the acquisition.

6. Please explain why Mr. Male, who replaced Mr. Fedeli on the Special Committee, was selected and disclose whether he has any interests in the transaction.

We have added language at page 47 clarifying that Mr. Male has no interest in the transaction and the reasons he was selected to replace Mr. Fedeli on the special committee.

7. Please elaborate upon the accretion analysis mentioned on page 47.

We have expanded the disclosure regarding the accretion analysis on page 47.

8.       We note your disclosure in the sixth paragraph on page 48 of your proxy statement that the special committee engaged CC Capital Advisors as its financial advisor. Please describe the method of selecting CC Capital Advisors. Additionally, please briefly describe the qualifications of CC Capital Advisors. Please see Item 1015(b)(2) and (3) of Regulation M-A.

We have expanded the sixth paragraph of page 48 to include the requested disclosure.

9. We note your disclosure in the sixth paragraph on page 48 that “Mr. Argo, a member of the special committee, had worked with CC Capital Advisors in the past.” Please expand your disclosure to describe the nature of this relationship and any other material relationships that have existed during the past two years between CC Capital Advisors or its affiliates and you or your affiliates. Furthermore, please expand your disclosure as needed to provide a narrative and quantitative description of the fees paid or to paid to CC Capital Advisors and its affiliates by you and your affiliates. Please see Item 1015(b)(4) of Regulation M-A.

There have been no material relationships between CC Capital Advisors, or its affiliates, and Gas Natural, or its affiliates, during the past two years. Mr. Argo worked with CC Capital Advisors in the ‘90s, and his prior positive experience was an element in selecting CC Capital Advisors, but we do not believe additional disclosure under Regulation 1015(b)(4) of Regulation M-A is required. We have revised the disclosure on page 48 to clarify this.

Opinion of CC Capital Advisors, page 51

10.     We note your reference at the top of page 52 to “internal financial and operating information, including financial forecasts, analyses and projections prepared by both John D. Marketing and Gas Natural” and used by CC Capital Advisors in preparing its fairness opinion. Please revise your description of CC Capital Advisors’ fairness opinion to disclose the financial forecasts and projections used by CC Capital Advisors in preparing its fairness opinion. In doing so, please confirm that these projections are the same as those referenced on page 46, where you refer to Bruml Capital valuation provided to the board, and page 47, where you refer to the projections Ms. Howell circulated to the special committee.

We have revised our disclosure on page 52 to describe the financial forecasts and projections used by CC Capital Advisors in preparing its fairness opinion. CC Capital Advisors did not rely on the valuation presentation provided by Bruml Capital in April 2011 or the financial projections that Ms. Howell circulated to the special committee in November 2011. To further clarify our disclosure, we included language on page 49 stating that the board was in receipt of the financial projections relied upon by CC Capital Advisors.

11. Please tell us how you arrived at the discount rates that you reference in the first paragraph on page 53.

We have expanded our disclosure regarding the discount rates referenced on page 53.

Interests of Certain Person in Matters to be Acted Upon, page 57

12.     We note your indication here that John D. Marketing is a party to various agreements with Gas Natural and subsidiaries of Gas Natural and that such agreements will no longer be deemed related party transactions. Please summarize those agreements here.

We believe that we can meet a portion of our Schedule 14A Item 5(a) disclosure requirements (Interest of Certain Persons in Matters to Be Acted Upon) by cross referencing to the relevant information included under Certain Relationships and Related Transactions pursuant to Regulation S-K Item 404 (Transactions With Related Persons, Promoters and Certain Control Persons), thus allowing us to avoid what would otherwise be duplicative disclosure. We feel it is unnecessary to repeat the identical disclosure, particularly because the agreements in question will actually cease to be related party transactions if the proposed acquisition is completed. However, we have revised our disclosure at page 57 to more specifically cross reference the relevant portions of the disclosure under Certain Relationships and Related Transactions instead of a blanket reference to that section.

Material Terms of the Purchase Agreement, page 61

13.     We note that your disclosure on page 62 stating that the representations and warranties contained in the purchase agreement should not be relied upon “as independent characterizations of the actual state of facts at the time they were made or otherwise.” It appears that this sentence was included, and should be tied to, the reasons articulated in the previous sentence. If so, please revise this sentence to clearly indicate this. Otherwise, please revise this statement to remove any potential implication that such representations and warranties do not constitute public disclosure under the federal securities law.

We have revised the sentence cautioning the reader concerning reliance on the representations and warranties to tie it to the reasons articulated in the previous sentence.

Proposal 6 — Proposal to Approve Issuance of Shares..., page 72

14. Please provide the disclosure required by Item 202(a) of Regulation S-K as required by Item 11(b) of Schedule 14A.

We believe that we have complied with Item 11(b) of Schedule 14A, which references Item 202(a) of Regulation S-K, because we are issuing additional shares of an outstanding class of common stock. We have relied on the third sentence of Item 11(b) that states “[i]f the securities are additional shares of common stock of a class outstanding, the description may be omitted except for a statement of the preemptive rights, if any.” Please note that our statement of preemptive rights is contained on page 58.

Information about Gas Natural Inc., page 76

15.     Please expand your disclosure in an appropriate location to provide a discussion of your material commitments for capital expenditures and the source of funds needed to fulfill such comments as required by Item 303(a)(2) of Regulation S-K. In this regard, we note your disclosure at the top of page 89 of your estimated future capital expenditures and your disclosure in the third paragraph on page 89 that you fund your capital expenditures “primarily through cash flows from operating activities and short-term borrowing.” Please quantify your source of funds for your expected capital expenditures indicating as needed the amount of expected capital expenditures for which a source of funds has not yet been identified.

Gas Natural generally funds its capital expenditures through cash provided by operating activities and its revolving lines of credit. Gas Natural expects to fund its cash requirements for capital expenditures through December 31, 2012 from cash provided by operating activities. We have added this language to page 89 of the proxy statement.

We have filed amendment number one to the preliminary proxy statement marked to show the revisions described in this letter. A copy of the proxy statement is also attached for your reference. Also attached is a written statement from Gas Natural acknowledging certain matters to the Commission.

Please let know if we can provide you with any information regarding this matter or if you have further comments. You can reach me at 216-736-7215 or Michele Hoza at 216-736-7279. If you get my voice mail, please feel free to dial zero and ask to have me paged. Thank you for your assistance.

Sincerely,

/s/ Christopher J. Hubbert

Christopher J. Hubbert

cc: Daniel Leslie
Kevin J. Degenstein
Michele L. Hoza

Gas Natural Inc.

8500 Station Street, #100

Mentor, OH 44060

www.ewst.ccom

October 29, 2012

VIA EMAIL & EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Gas Natural Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 25, 2012
File No. 001-34585

Dear Ms. Ransom:

Pursuant to the request of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 24, 2012, please find below the acknowledgment of Gas Natural Inc. (the “Company”).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Gas Natural Inc.

By:	/s/ Thomas J. Smith
Thomas J. Smith
Chief Financial Officer

cc: Christopher J. Hubbert